UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 11 June 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____





MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

GOLD FIELDS' SOUTH DEEP GOLD MINE AND THE NUM AND UASA REACH THREE-YEAR WAGE AGREEMENT

Westonaria, 11 June 2021: Gold Fields' South Deep Gold Mine and the NUM and UASA trade unions have concluded a three-year wage agreement for the period 1 March 2021 to 28 February 2024.

The parties believe that the agreement is in the best interest of employees and the mine's long-term sustainability.

The agreement provides for the following:

- Category 4 – 8 employees will receive a wage increase of 8% in year 1, and 8% or CPI (whichever is the greater) in years 2 and 3.
- Miners, Artisans and Officials will receive a wage increase of 6% in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.
- CPI-related increases will also be applied to housing allowances. Living-out allowances will be phased out over the three-year period, as required by the Department of Mineral Resources and Energy, and as the mine rolls out its housing strategy.

The total increase of the settlement amounts to an average increase of 6.5% a year over the three-year period.

A range of non-wage related issues have also been agreed to, including an alignment of leave and shift configurations, as well as amendments to other conditions of employment with a view to standardise them across all occupational levels and simplifying associated administrative processes.

NUM PWV Regional Chairperson, Ndlela Radebe, said: "Considering the difficult circumstances South Africa and the world are facing due to the Covid-19 pandemic, we are satisfied with the settlement we have entered into. We believe it will go a long way in improving the livelihoods of workers and their families, while sustaining the business and ensuring sustainable job security.

"We wish to commend all parties involved (the NUM, UASA and the Gold Fields South Deep management team) for the constructive and

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
goldfields.com

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, S P Reid^, P G Sibiya, Y G H Suleman
^Australian, †British, #Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate

harmonious spirit in which wage negotiations were undertaken. This is appreciated. As the NUM, we look forward to continuing the much-improved working relationship between the parties for the foreseeable future."

Divisional Manager and Chief Negotiator for UASA, Franz Stehring noted: "Given the prevailing economic climate and the bullish commodity market, the settlement reached with South Deep Gold Mine through constructive engagements sets a benchmark for other mining companies."

Gerrit Lotz, VP People and Organisational Effectiveness at South Deep, concluded: "The settlement agreement is fair and balanced, taking into account the impact that increases in cost of living are likely to have on employees over the next three years, and the future sustainability of our mine. We commend all parties for the constructive manner in which the negotiations have taken place."

Enquiries

Media

Sven Lunsche
Tel: +27 11 562-9763
Email: Sven.Lunsche@goldfields.com

Memory Johnstone
Mobile: +27 82 719 3081
Email: memory@rasc.co.za

Investors

Avishkar Nagaser
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 11 June 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer